SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13D-2(a)

(Amendment No. __)

Demand Pooling, Inc.
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(Name of Issuer)

Common Stock, par value $0.0001 per share
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(Title of Class of Securities)

24803A 106
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(CUSIP Number)

Sarah Hewitt, Schnader Harrison Segal & Lewis LLP, 140 Broadway, Suite 3100,
New York, New York 10005-1101, 212-973-8123
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2016
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 6 Pages

SCHEDULE 13D

CUSIP No. 24803A 106	PAGE 2 OF 6 PAGES

1	NAMES OF REPORTING PERSONS
Kai Cheng Tang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	☐
		(b)	☑
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

	7	SOLE VOTING POWER
NUMBER OF		95,000,000 shares
SHARES	--------	--------------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY	--------	--------------------------------------------
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		95,000,000 shares
PERSON	--------	--------------------------------------------
WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
95,000,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
95%

14	TYPE OF REPORTING PERSON*
IN

Page 2 of 6 Pages

Item 1.  SECURITY AND ISSUER.

This Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the "Shares"), of Demand Pooling, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 555 California Street, Suite 4925, San Francisco, California 94104.

Item 2.  IDENTITY AND BACKGROUND.

(a)  The person filing this Schedule 13D is Kai Cheng Tang.

(b)  Mr. Tang’s business address is 555 California Street, Suite 4925, San Francisco, California 94104.

(c)  Mr. Tang's principal occupation to date has been President and Chief Executive Officer of Amherst Associates Construction Management, Inc., a construction management firm active in the San Francisco Bay area. Amherst Associates’ principal office is located at 68 Dorado Terrace, San Francisco, California 94112. Mr. Tang became the Chief Executive Officer and Chief Financial Officer of the Company on June 17, 2016.

(d)  No.

(e)  No.

(f)  Mr. Tang is a citizen of the United States of America.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Shares reported herein as having been acquired by Mr. Tang were acquired for the aggregate purchase price of approximately $200,000. Mr. Tang used his personal funds to acquire the Shares. Mr. Tang did not borrow any funds to acquire the Shares.

Item 4.  PURPOSE OF TRANSACTION.

Mr. Tang purchased the Shares to acquire a controlling interest in the Company. Mr. Tang reserves the right to dispose of or acquire additional Shares and will do so depending on market conditions, developments with respect to the Company's business and other relevant factors.

Simultaneously with Mr. Tang’s purchases of the Shares, the Company’s CEO and CFO, the Company’s only officer, resigned and Mr. Tang was elected to such positions, Philip S. Lanterman was elected as COO of the Company and Daniel L. Conrad was elected as Secretary of the Company. Further, the Company’s sole director resigned from the Company’s Board of Directors effective as of the close of business on the day that the Company has fully complied with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, the size of the Board was increased from one to three and Mr. Tang, Philip S. Lanterman and Daniel L. Conrad were simultaneously appointed to the Company’s Board of Directors effective as of the close of business on the day that the Company has fully complied with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The foregoing actions represent a change of control of the Company.

Page 3 of 6 Pages

Mr. Tang intends to discontinue the demand aggregation business in which the Company was previously engaged. Mr. Tang intends to contribute his interest in a residential real estate property in San Francisco, California to the Company. Further, Mr. Tang intends to develop the Company into a real estate company engaged primarily in the acquisition, renovation and resale of residential real estate properties, including single-family detached homes and condominiums, initially located in the San Francisco Bay area.

Mr. Tang may in the future seek to amend the Company’s charter to change the Company’s name and increase the number of authorized shares of its common stock in accordance with applicable laws and regulations.

Except as discussed above, Mr. Tang does not presently have any plans or proposals that relate to or would result in any of the following:

(i)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(ii)  the sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(iii)  any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(iv)  any material change in the present capitalization or dividend policy of the Company;

(v)  any material change in the business or corporate structure of the Company;

(vi)  changes in the Company’s charter or bylaws or other actions which may impede the acquisition of control of the Company by any person;

(vii)  causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(viii)  a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(ix)  any action similar to any of those enumerated in (i) through (viii) above.

Mr. Tang reserves the right to modify his plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, he may, in the future, formulate plans and proposals that may result in the occurrence of one or more of the events set forth in (i) through (ix) above or in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)  The Company has 100,000,000 Shares outstanding. Mr. Tang owns 95,000,000 Shares, or 95% of the outstanding Shares.

Page 4 of 6 Pages

(b)  Mr. Tang has sole power to vote, or to direct the voting of, and the sole power to dispose, or to direct the disposition, of the 95,000,000 Shares owned by him.

(c)  On June 17, 2016, Mr. Tang acquired 68,812,415 Shares from the Company for a price of $70,000.00 or $0.001017258 per share. In addition, on June 17, 2016, Mr. Tang acquired (i) 22,310,000 Shares from Richard K. Aland for a price of $110,747.00 and (ii) 3,877,585 Shares from Donald Kelly for a price of $19,253.00 in a private transaction pursuant to a stock purchase agreement between Mr. Tang and such persons.

(d)  Not Applicable.

(e)  Not Applicable.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not Applicable.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2016

/s/ Kai Cheng Tang
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Kai Cheng Tang

Page 6 of 6 Pages